UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number: 000-21329

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
  Plan With 401(k) Provisions
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Ft. Lauderdale, Florida May 31, 2006

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2005 and 2004

	2005	2004
ASSETS
Investments
TIB Financial Corp. common stock	$4,873,726	$3,821,305
Mutual funds	3,513,594	2,641,013
Participant loans	159,239	148,502
TOTAL ASSETS	8,546,559	6,610,820

LIABILITIES
Pending loan payments	2,388	1,491
TOTAL LIABILITIES	2,388	1,491

NET ASSETS AVAILABLE FOR BENEFITS	$8,544,171	$6,609,329

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2005

2005
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,201,716
Dividends	69,534
Interest	9,022
1,280,272
Contributions
Employer match	131,796
Employee deferral	659,040
Rollovers	106,366
897,202

Total additions	2,177,474

Deductions from net assets attributed to
Benefits paid to participants	219,093
Administrative expense	23,539
Total deductions	242,632

Net increase	1,934,842

Net assets available for benefits
Beginning of year	6,609,329
End of year	$8,544,171

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31,2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

During 2004, the Plan covered substantially all employees who had attained the age of eighteen and had completed at least 1,000 hours of service and twelve consecutive months of employment. Effective January 1, 2005, the Plan was amended to revise the eligibility requirements to 90 days after the employee’s hire date.

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $14,000 for the plan year ended December 31, 2005. Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans. For 2005, the Company contributed 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan, up to a maximum of $1,000. The Company also may contribute an additional discretionary profit sharing contribution. No discretionary profit sharing contribution was made during 2005. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan for the employee deferral and the employer matching contribution. The Plan currently offers fifteen mutual funds and Company stock as investment options for participants. Participants who have completed ten years of service and have attained the age of 55 are qualified to diversify their employer optional contribution.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31,2005 and 2004
Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants are immediately vested in their contributions and the Company’s matching contribution, and actual earnings thereon. Vesting in the employer optional contribution of their account plus earnings thereon is based on years of continuous service. Participants are 20% vested after completion of three years of credited service and 20% for each subsequent year of credited service. A participant is 100% vested after seven years of credited service.

Loan Provisions

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments in mutual funds are stated at quoted market prices. The fair value of TIB Financial Corp. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Transaction fees for purchases and sales are included in the cost or sale price of the securities. Dividend income is recorded on the ex-dividend date. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31,2005 and 2004

The Plan has an investment in TIB Financial Corp. common stock amounting to $4,873,726 as of December 31, 2005. This amount represents 57% of net assets available for benefits as of December 31, 2005.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

NOTE 4 - INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets are shown below.

	2005	2004
Investments at quoted market prices
PIMCO Total Return A Fund, 76,517 shares in 2005 and 62,810 shares in 2004	$803,431	$670,180
TIB Financial Corp. common stock, 151,794 shares in 2005 and 150,623 shares in 2004	4,873,726	3,821,305

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,201,716 as follows:

TIB Financial Corp. common stock	$985,000
Mutual funds	216,716
$1,201,716

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31,2005 and 2004

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled $2,474, while professional fees paid by the Plan to the third party administrator totaled $21,065.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions. During the Plan year ended December 31, 2005, 6,347 shares of TIB Financial common stock were purchased at a cost of $189,107, and 5,176 shares were sold for $139,522, for a realized gain of $68,282. Dividends earned on the stock during 2005 totaled $69,534. The total investment in TIB Financial Corp common stock was $4,873,726 and $3,821,305 as of December 31, 2005 and 2004. In addition, loans to participants totaled $159,239 and $148,502 as of December 31, 2005 and 2004.

NOTE 7 - NON-PARTICIPANT DIRECTED INVESTMENTS

Employer optional contributions are invested in TIB Financial Corp. common stock, but may first be invested temporarily in Fidelity Spartan US Treasury Money Market Fund. Participants are also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and the Fidelity Spartan US Treasury Money Market Fund. The following reflects the net assets of the TIB Financial Corp. common stock fund as the non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

	2005	2004

Fidelity Spartan US Treasury MM Fund	$402	$14,324
TIB Financial Corp. common stock	4,873,726	3,821,305
Net assets available for benefits	$4,874,128	$3,835,629

The following reflects the net assets and changes in the net assets of the TIB Financial Corp. common stock fund as the changes in non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

2005

Net appreciation	$985,000
Dividends	69,534
Contributions	167,008
Benefits paid to participants	(5,138)
Administrative fees	(790)
Transfers including rollover contribution	(127,962)
Forfeitures	(49,153)
Net additions	1,038,499
Net assets available for benefits
Beginning of year	3,835,629
End of year	$4,874,128

SUPPLEMENTAL SCHEDULES

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Fidelity Investments	AIM Basic Value Class A Fund, 6,785 shares	*	$ 232,182
	Fidelity Investments	AIM Mid Cap Core Equity Class A Fund, 9,690 shares	*	276,834
	Fidelity Investments	American AMCAP Fund Class A, 17,322 shares	*	331,193
	Fidelity Investments	American Funds Am Balanced A, 2,399 shares	*	42,758
	Fidelity Investments	American EuroPacific Growth Class A, 8,124 shares	*	333,898
	Fidelity Investments	American Growth Fund of America Class A, 11,846 shares	*	365,552
	Fidelity Investments	American New Prospective Class A, 2,660 shares	*	76,168
	Fidelity Investments	American Washington Mutual Investors Class A, 7,318 shares	*	225,700
	Fidelity Investments	DWS RREEF Real Estate Class A, 2,919 shares	*	60,810
	Fidelity Investments	Eaton Vance Worldwide Health Sciences Class A, 1,589 shares	*	18,245
	Fidelity Investments	Fidelity Retirement Money Market Fund, 200,588 shares	*	200,588
	Fidelity Investments	Goldman Sachs Small Cap Value Class A, 6,931 shares	*	282,912
	Fidelity Investments	PIMCO Total Return Class A, 76,517 shares	*	803,431
	Fidelity Investments	Salomon Brothers Small Cap Growth Class A, 10,788 shares	*	161,601
	Fidelity Investments	Van Kampen Utility Class A, 2,042 shares	*	38,435
	Fidelity Investments	Fidelity Cash Reserves, 62,885 shares	*	62,885
	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund, 402 shares	$ 402	402
**	TIB Financial Corp.	Common Stock, 151,794 shares	2,165,091	4,873,726
**	Participant Loans	Interest rates 5.00% - 9.00%	*	159,239
				$ 8,546,559

____ ** Party-in-Interest * Participant directed investment, information not required

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2005

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a) Identity of Party *	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Gain/Loss

TIB Financial Corp. common stock	6,347 shares	$189,107	N/A	$189,107	N/A
TIB Financial Corp. common stock	5,176 shares	N/A	$139,522	$71,240	$68,282

_____ N/A - Not applicable * Transactions listed represent the accumulation of various purchases and various sales, respectively, of TIB Financial Corp. common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
Date: June 26, 2006	/s/ Edward V. Lett
Edward V. Lett President and Chief Executive Officer TIB Financial Corp.

Date: June 26, 2006	/s/ David P. Johnson
David P. Johnson Executive Vice President and Chief Financial Officer TIB Financial Corp.